UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 25, 2008

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On June 25, 2008, NTS Realty Holdings Limited Partnership issued a press release to announce that the board of directors of its managing general partner, NTS Realty Capital, Inc., approved a second quarter distribution of $0.08 per unit on NTS Realty's limited partnership units. The distribution will be paid on July 17, 2008, to limited partners of record at the close of business on July 10, 2008. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 8.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a)	Financial Statements of Businesses Acquired: N/A
(b)	Pro Forma Financial Information: N/A
(c)	Shell Company Transactions: N/A
(d)	Exhibits:

        99.1   Press release of NTS Realty Holdings Limited Partnership, dated June 25, 2008

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner



By: Gregory A. Wells
Its: Executive Vice President and CFO

Date: June 25, 2008

EXHIBIT 99.1



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
Contact: Gregory A. Wells, Executive Vice President and CFO   Date: June 25, 2008

FOR IMMEDIATE RELEASE

NTS Realty Holdings Limited Partnership Announces Second Quarter Distribution

Louisville, KY (June 25, 2008) (AMEX: NLP) – NTS Realty Holdings Limited Partnership
(the "Company") announced today that the board of directors of its managing general partner,
NTS Realty Capital, Inc., approved a quarterly distribution of $0.08 per unit on the Company's
limited partnership units. The distribution will be paid on July 17, 2008, to limited partners of
record at the close of business on July 10, 2008.

In June 2007, the Company received revised assessment notices for its four properties located in
Marion County, Indiana. The Company appealed these assessments that same month. In July
2007, Indiana's Governor ordered a reassessment of all real property in Marion County, Indiana.
 At that time, the Governor froze real estate tax bills at the 2006 amounts. On June 11, 2008, the
Company received revised real estate tax assessments for its four properties located in Marion
County, Indiana. The prior assessment value of the four properties totaled approximately $55
million. The latest assessment values for these same four properties totals approximately $84
million. Based on an appeal filed in June 2007, the Company prevailed in lowering the assessed
value on one property from $17.6 million to $10.5 million. The Company is continuing to
appeal the property tax assessments on its remaining three properties in Marion County. There
can be no assurance these appeals will be successful or completed in a timely manner. If the
remaining appeals are not successful, the resulting taxes that the Company would pay during
2008 related to the three remaining properties under appeal could exceed the 2007 property tax
expense on those properties by approximately $1 million. Accordingly, the Company's
managing general partner's board of directors has reduced the Company's second quarter 2008
distribution ($0.08 per unit) in comparison to its second quarter 2007 distribution ($0.10 per
unit) as a result of the uncertainty surrounding the Marion County assessed values.

Distributions to limited partners are made in accordance with the Company's distribution policy
as described in its most recent annual report on Form 10-K filed with the Securities and
Exchange Commission on March 25, 2008. A spokesperson for the Company indicated that,
"The amount of any future distributions will be subject to the performance of the Company's
properties, its potential acquisitions and dispositions, the need for cash reserves and other
factors, including, but not limited to the continued volatility being exhibited in the global
financial markets and the outcome of the pending tax appeals. In addition, the actual amount and
timing of all future distributions must be approved by the managing general partner's board of
directors."

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About NTS Realty Holdings Limited Partnership

The Company directly, or as a tenant in common with unaffiliated co-owners, currently owns twenty-one properties, comprised of eleven multifamily properties, seven office buildings and business centers and three retail properties. The properties are located in and around Louisville and Lexington, Kentucky, Nashville, Tennessee, Richmond, Virginia, Fort Lauderdale, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the American Stock Exchange under the trading symbol "NLP."

Safe Harbor Under the Private Securities Litigation Reform Act of 1995

This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 25, 2008, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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